November 2, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-4631

Attention:	John Reynolds, Assistant Director Office of Beverages, Apparel and Mining

Re:	CONSOL Mining Corporation Registration Statement on Form 10-12B File No. 001-38147

Dear Mr. Reynolds:

Reference is made to the Registration Statement on Form 10-12B (File No. 001-38147) (as amended to date, the “Registration Statement”), filed by CONSOL Mining Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”). We understand that the New York Stock Exchange (the “NYSE”) has certified to the Commission that the shares of common stock of the Company (the “Shares”) have been approved for listing and registration.

Pursuant to Section 12(d) and Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, the Company hereby respectfully requests that the effective date for the Registration Statement be accelerated to 5:00 p.m., Eastern time, on November 3, 2017, or as soon as practicable thereafter.

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact the Company’s counsel, Jennifer Minter of Buchanan Ingersoll & Rooney at (412) 562-8444 or by email at jennifer.minter@bipc.com, or Jenna Levine of Wachtell, Lipton, Rosen & Katz, at (212) 403-1172 or by email at JELevine@wlrk.com. We respectfully request that we be notified of the effectiveness of the Registration Statement by a telephone call to Ms. Minter or Ms. Levine and that such effectiveness also be confirmed in writing.

Sincerely,

/s/ James Brock
James Brock Chief Executive Officer, CONSOL Mining Corporation

cc:	Stephanie L. Gill, Esq. (CONSOL Energy Inc.)

Martha Wiegand, Esq. (CONSOL Mining Corporation)

Jennifer Minter, Esq. (Buchanan Ingersoll & Rooney)

Jenna Levine, Esq. (Wachtell, Lipton, Rosen & Katz)

David A. Katz, Esq. (Wachtell, Lipton, Rosen & Katz)